UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

2 October 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bristol-Myers Squibb Company

File No. 1-01136 -- CF# 24065

Bristol-Myers Squibb Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 17, 2009.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 17, 2013
Exhibit 10.3	through February 17, 2013
Exhibit 10.4	through February 17, 2013
Exhibit 10.5	through February 17, 2013
Exhibit 10.6	through February 17, 2013
Exhibit 10.7	through February 17, 2013
Exhibit 10.8	through February 17, 2013
Exhibit 10.9	through February 17, 2013
Exhibit 10.10	through February 17, 2013
Exhibit 10.11	through February 17, 2013
Exhibit 10.12	through April 20, 2015
Exhibit 10.13	through April 20, 2015
Exhibit 10.14	through April 20, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel